Exhibit 99.1

Merus Labs Announces Filing of Preliminary Base Shelf Prospectus

TORONTO, July 10, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI], announced today that it has filed a preliminary short form base shelf prospectus with the securities commissions in all provinces in Canada, other than Quebec, Nova Scotia and Newfoundland, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

The base shelf prospectus and corresponding shelf registration statement, when made final or effective, will allow Merus to offer up to $250,000,000 of common shares, warrants, preferred shares, subscription receipts and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be set forth in a shelf prospectus supplement. The Company filed this base shelf prospectus to maintain financial flexibility but has no immediate intentions to undertake an offering.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:00e 10-JUL-15